MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164
www.magna.com

MAGNA ENTERS INTO NEW GLOBAL CREDIT FACILITY

AURORA, ON, July 11, 2011 /CNW/ - Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has entered into a U.S.$2.25 billion four-year revolving credit facility with a group of lenders. The facility, which matures on July 8, 2015, replaces an approximately U.S.$2.0 billion revolving credit facility that was set to expire on July 31, 2012, and will be available to Magna and its subsidiaries in North America, Europe and Asia. The Bank of
Nova Scotia, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are co-lead arrangers and co-bookrunners for the facility.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have over 102,000 employees in 263 manufacturing operations and 84 product development, engineering and sales centres in 26 countries.

For further information:
Louis Tonelli, Vice-President, Investor Relations at 905-726-7035